UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of September 2009

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82-   N/A

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on September 3, 2009: Jacada Signs Material Agreement with Permanent General Companies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	Robert C. Aldworth
		Title:	Chief Financial Officer

Dated:	September 3, 2009

Jacada Signs Material Agreement with Permanent General Companies

ATLANTA--(BUSINESS WIRE)--September 3, 2009--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has entered into a material agreement with a new customer, Permanent General Companies, a leading North American insurance provider.

Permanent General is a nonstandard auto insurance provider based in Nashville, TN, that sought a solution to eliminate the desktop complexity and drive productivity in its customer service operations. The Jacada unified desktop solution will provide Permanent General’s customer service representatives with intelligent views of customer data, by consolidating information from multiple screens and applications, so they can quickly locate what they need to help the customer on each call.

“Customer service is a top priority for Permanent General,” said Allison Garretson, vice president of operations for Permanent General. “Currently our customer service representatives must navigate through dozens of screens and applications to find what they need in order to help customers on the phone. We realized that if we could simplify and streamline the access to that information, we could not only service our customers more effectively, but reduce our call handle times as well as the amount of training required for new representatives. We chose to work with the team at Jacada because they are the experts in solving complex customer service issues and because they’ve proven that they understand the specific business challenges we face as an insurer.”

“We are thrilled to have the opportunity to work with Permanent General and to help them improve the effectiveness and efficiency of their customer service operations,” said Tom Clear, chief executive officer for Jacada. “Insurance providers often struggle with desktop complexity, arising from the amount and nature of applications required to support their businesses. Our unified desktop solution streamlines and optimizes these applications, which not only eliminates the need to replace or re-write them, but gives the customer service representatives the ability to provide a compelling and efficient customer experience on every call. Given that insurers can rapidly deploy our solution and routinely see a 12-month return on their Jacada investment, we have seen a corresponding increase in interest from insurance companies in our pipeline.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in London; Munich; Atlanta, Georgia; and Herzliya, Israel. Jacada can be reached at www.jacada.com.

About Permanent General Companies

Permanent General markets private passenger automobile insurance products in the non-standard or specialty market on a national basis through multiple distribution channels. The company is widely known by its direct channel marketing of affordable insurance policies from “The General” by phone and on line at www.thegeneral.com and has written auto insurance for over forty years throughout the country.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONTACT:
For Jacada
Media:
Manning, Selvage & Lee
Rebecca Harbin, 404-870-6825
rebecca.harbin@mslpr.com
or
Investor Relations:
Hayden Communications
Peter Seltzberg, 212-946-2849
peter@haydenir.com